JEFFREY G. KLEIN, P.A.
                      2600 North Military Trail, Suite 270
                           Boca Raton, Florida 33431

Telephone:  (561)997-9920                               Telefax:   (561)241-4943



September 4, 2008



Securities and Exchange Commission
Washington, D.C.  20549

RE:     Union Dental Holdings Inc.
        Form 10-KSB for the Fiscal Year Ended
        December 31, 2007
        Filed March 31, 2008
        File No.  000-32563


Dear Sir/Madam:

     Please be advised that I serve as counsel to the Company and am in receipt of your letter dated August 21, 2008. I have been out of town and it has been difficult coordinating the issues identified in your letter with respect to the above filing.

     I will be meeting with the Company next week. It is my belief that the Company should be able to respond to the Commission's comments no later than September 15, 2008.

     Request is hereby made that the Commission grant the Company permission to respond to the comments no later than September 15, 2008.

     Should  the  Commission,   have  any  concerns   regarding  this  requested
extension, please contact the undersigned.

     Thanking you in advance for your cooperation with this matter.



Sincerely,

/s/Jeffrey Klein

Jeffrey Klein